UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

635309206

(CUSIP Number)

Katrina West

52 Jermyn Street

London SW1Y 6LX

United Kingdom

Tel No.: (44) 20 7534 0474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309206

1	Names of Reporting Persons. Mubashir Mukadam
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 26,664,349 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 26,664,349 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,664,349 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.6%[1]
14	Type of Reporting Person (See Instructions) IN

[1]

The reporting person is the beneficial owner of 26,664,349 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 27.6% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. Blantyre Mulanje II GP Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 4,333,751 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 4,333,751 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,751 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%[2]
14	Type of Reporting Person (See Instructions) CO

[2]

The reporting person is the beneficial owner of 4,333,751 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 4.5% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. Blantyre Fund II (GP) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 18,224,327 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 18,224,327 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,327 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%[3]
14	Type of Reporting Person (See Instructions) CO

[3]

The reporting person is the beneficial owner of 18,224,327 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 18.8% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. Blantyre Fund III (GP) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 4,106,271 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 4,106,271 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,271 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%[4]
14	Type of Reporting Person (See Instructions) CO

[4]

The reporting person is the beneficial owner of 4,106,271 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 4.2% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. Blantyre Capital Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 26,664,349 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 26,664,349 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,664,349 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 27.6%[5]
14	Type of Reporting Person (See Instructions) IA

[5]

The reporting person is the beneficial owner of 26,664,349 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 27.6% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. Blantyre Mulanje II DAC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 4,333,751 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 4,333,751 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,751 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.5%[6]
14	Type of Reporting Person (See Instructions) CO

[6]

The reporting person is the beneficial owner of 4,333,751 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 4.5% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. BSSF II Ireland DAC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 18,224,327 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 18,224,327 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,224,327 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8%[7]
14	Type of Reporting Person (See Instructions) CO

[7]

The reporting person is the beneficial owner of 18,224,327 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 18.8% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

1	Names of Reporting Persons. BSSF III DAC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 4,106,271 Shares
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 4,106,271 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,106,271 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%[8]
14	Type of Reporting Person (See Instructions) CO

[8]

The reporting person is the beneficial owner of 4,106,271 shares of the Issuer’s Common Stock (as defined below) which constitute approximately 4.2% of the class outstanding. The percentage calculation assumes that there are currently 96,779,983 outstanding shares of Common Stock of the Issuer, based on the Current Report on Form 8-K filed by the Issuer on August 7, 2023.

CUSIP No. 635309206

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 6300 S. Syracuse Way, Suite 300, Centennial, Colorado 80111.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by and on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

i) Mubashir Mukadam;

ii) Blantyre Mulanje II GP Limited;

iii) Blantyre Fund II (GP) Limited;

iv) Blantyre Fund III (GP) Limited;

v) Blantyre Capital Limited;

vi) Blantyre Mulanje II DAC;

vii) BSSF II Ireland DAC; and

viii) BSSF III DAC.

Information concerning each executive officer, director or trustee (as applicable) of the Reporting Persons that are entities is provided on Schedules I-VIII and is incorporated by reference herein (the “Scheduled Persons”). In accordance with the provisions of General Instruction C to Schedule 13D, Mubashir Mukadam controls, either directly or indirectly, the other Reporting Persons.

(b) The address of the residence or principal business office of each of the individual Reporting Persons and Scheduled Persons is set forth in Schedules I-VIII.

(c) Schedules I-VIII include this information.

(d) During the last five years, none of the Reporting Persons or the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction in which each Reporting Person that is an individual is a citizen is set forth in Schedule I. The jurisdiction of organization and principal place of business of each Reporting Person that is an entity is set forth below:

i) The jurisdiction of organization of Blantyre Mulanje II GP Limited is the Cayman Islands. The principal place of business of Blantyre Mulanje II GP Limited is c/o Blantyre Capital Limited, 52 Jermyn Street, London, SW1Y 6LX, United Kingdom.

CUSIP No. 635309206

ii) The jurisdiction of organization of Blantyre Fund II (GP) Limited is the Cayman Islands. The principal place of business of Blantyre Fund II (GP) Limited is c/o Blantyre Capital Limited, 52 Jermyn Street, London, SW1Y 6LX, United Kingdom.

iii) The jurisdiction of organization of Blantyre Fund III (GP) Limited is the Cayman Islands. The principal place of business of Blantyre Fund III (GP) Limited is c/o Blantyre Capital Limited, 52 Jermyn Street, London, SW1Y 6LX, United Kingdom.

iv) The jurisdiction of organization of Blantyre Capital Limited is the United Kingdom. The principal place of business of Blantyre Capital Limited is 52 Jermyn Street, London, SW1Y 6LX, United Kingdom.

v) The jurisdiction of organization of Blantyre Mulanje II DAC is Ireland. The principal place of business of Blantyre Mulanje II DAC is 2nd Floor, Block E, Iveagh Court, Harcourt Road, Dublin 2, Ireland.

vi) The jurisdiction of organization of BSSF II Ireland DAC is Ireland. The principal place of business of BSSF II Ireland DAC is 2nd Floor, Block E, Iveagh Court, Harcourt Road, Dublin 2, Ireland.

vii) The jurisdiction of organization of BSSF III DAC is Ireland. The principal place of business of BSSF III DAC is 2nd Floor, Block E, Iveagh Court, Harcourt Road, Dublin 2, Ireland.

Item 3. Source and Amount of Funds or Other Consideration

On April 11, 2023, National CineMedia, LLC, the operating company for the Company, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas seeking relief under Chapter 11 of Title 11 of the Bankruptcy Code. BSSF II Ireland DAC and Blantyre Mulanje II DAC served as creditors in this proceeding, and the Reporting Persons acquired beneficial ownership in the Shares as part of the court-ordered plan of reorganization (the “Reorganization Plan”), which became effective on August 7, 2023.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares referred to in Item 3 as a result of the Reorganization Plan. Tiago Lourenço, Investment Executive and Partner with Blantyre Capital Limited, serves as a member of the Board of Directors of the Company.

The Reporting Persons intend to review on a continuing basis their investments in the Company. They may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares or other securities of the Company, dispose of some or all of the Shares or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

CUSIP No. 635309206

Item 5. Interest in Securities of the Issuer

(a)	and (b) See Items 7-11 of the cover pages and Item 2 above.

(c)

None of the Reporting Persons, and to the best of the knowledge of the Reporting Persons, any Scheduled Persons, have engaged in any transactions involving the Shares during the past sixty days, other than the receipt of the Shares pursuant to the Reorganization Plan.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 7, 2023, the Issuer entered into a Director Designation Agreement (the “Designation Agreement”) with the Consenting Creditor Designation Committee (as defined in the Designation Agreement) (the “Designation Committee”) and Blantyre Capital Limited in accordance with the Reorganization Plan. The Designation Agreement provides for the designation of up to six directors, three of whom must be independent, by the Designation Committee and Blantyre.

During the Blantyre Designation Period (defined below), Blantyre Capital Limited has the right to designate (i) two directors, one of whom must be independent, as long as Blantyre holds at least 15% of the fully-diluted outstanding shares of NCM Inc. Common Stock (including common membership units of NCM LLC) (the “NCMI Interests”) and (ii) one director as long as Blantyre holds less than 15% but at least 10% of the NCMI Interests. Blantyre Capital Limited has appointed Tiago Lourenço, Investment Executive and Partner with Blantyre Capital Limited, to serve as a member of the Board of Directors of the Company. The “Blantyre Designation Period” will end on the earlier of (i) the day following the Company’s 2026 annual general meeting of its stockholders and (ii) the date, if any, on which Blantyre Capital Limited ceases to hold, or manage funds or accounts that hold, at least 10% of the NCMI Interests.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Director Designation Agreement, incorporated by reference from the Issuer’s Current Report on Form 8-K filed August 7, 2023

CUSIP No. 635309206

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

MUBASHIR MUKADAM

/s/ Mubashir Mukadam

BLANTYRE MULANJE II GP LIMITED

By:	/s/ Russell Burt
	Name:	Russell Burt
	Title:	Director

BLANTYRE FUND II (GP) LIMITED

By:	/s/ Russell Burt
	Name:	Russell Burt
	Title:	Director

BLANTYRE FUND III (GP) LIMITED

By:	/s/ Russell Burt
	Name:	Russell Burt
	Title:	Director

BLANTYRE CAPITAL LIMITED

By:	/s/ Mubashir Mukadam
	Name:	Mubashir Mukadam
	Title:	Director

BLANTYRE MULANJE II DAC

By:	Blantyre Capital Limited, as Investment Advisor

By:	/s/ Mubashir Mukadam
	Name:	Mubashir Mukadam
	Title:	Director

CUSIP No. 635309206

BSSF II IRELAND DAC

By:	Blantyre Capital Limited, as Investment Advisor

By:	/s/ Mubashir Mukadam
	Name:	Mubashir Mukadam
	Title:	Director

BSSF III DAC

By	: Blantyre Capital Limited, as Investment Advisor

By:	/s/ Mubashir Mukadam
	Name:	Mubashir Mukadam
	Title:	Director

CUSIP No. 635309206

SCHEDULE I

MUBASHIR MUKADAM

Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom

CUSIP No. 635309206

SCHEDULE II

BLANTYRE MULANJE II GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Matt Auriemma	c/o HighWater Limited Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road, P.O. Box 30599, George Town Grand Cayman KY1-1203 Cayman Islands	Director	HighWater Limited; Corporate Governance Services Company	United States

Mubashir Mukadam	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom

Russell Burt	Marbury Fund Services (Cayman) Limited 3rd Floor, Fidelity Financial Centre West Bay Road, PO Box 2427 Grand Cayman, KY1-1105 Cayman Islands	Director	Marbury Fund Services; Fiduciary Services Company	Cayman Islands

CUSIP No. 635309206

SCHEDULE III

BLANTYRE FUND II (GP) LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship

Matt Auriemma	c/o HighWater Limited Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road, P.O. Box 30599, George Town Grand Cayman KY1-1203 Cayman Islands	Director	HighWater Limited; Corporate Governance Services Company	United States

Mubashir Mukadam	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom

Russell Burt	Marbury Fund Services (Cayman) Limited 3rd Floor, Fidelity Financial Centre West Bay Road, PO Box 2427 Grand Cayman, KY1-1105 Cayman Islands	Director	Marbury Fund Services; Fiduciary Services Company	Cayman Islands

CUSIP No. 635309206

SCHEDULE IV

BLANTYRE FUND III (GP) LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Matt Auriemma	c/o HighWater Limited Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road, P.O. Box 30599, George Town Grand Cayman KY1-1203 Cayman Islands	Director	HighWater Limited; Corporate Governance Services Company	United States

Heloisa Chaney	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital U.S. LLC; Subsidiary of Blantyre Capital Limited	United States

Russell Burt	Marbury Fund Services (Cayman) Limited 3rd Floor, Fidelity Financial Centre West Bay Road, PO Box 2427 Grand Cayman, KY1-1105 Cayman Islands	Director	Marbury Fund Services; Fiduciary Services Company	Cayman Islands

SCHEDULE V

BLANTYRE CAPITAL LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mubashir Mukadam	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director; Managing Partner & Chief Investment Officer	Blantyre Capital Limited; Investment Advisor	United Kingdom

Barclay Morison	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director; Head of Portfolio Management	Blantyre Capital Limited; Investment Advisor	United Kingdom

Heloisa Chaney	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Managing Partner & Chief Operating Officer	Blantyre Capital U.S. LLC[9]; Subsidiary of Blantyre Capital Limited	United States

Sam Young	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Chief Financial Officer	Blantyre Capital Limited; Investment Advisor	United Kingdom

Katrina West	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Chief Compliance Officer	Blantyre Capital Limited; Investment Advisor	United Kingdom

[9]	Ms. Chaney is an employee of Blantyre Capital U.S. LLC, a subsidiary of Blantyre Capital Limited. She serves as the Chief Operating Officer of Blantyre Capital Limited.

CUSIP No. 635309206

SCHEDULE VI

BLANTYRE MULANJE II DAC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mark Fitzgerald	1 Pear Tree Field Galloping Green North Blackrock Co. Dublin Ireland	Director	N/A	Ireland

Eoin Redmond	Castlerock Newtownpark Avenue Co. Dublin A94 T9V4 Ireland	Director	Carne Group; Corporate Governance Services Company	Ireland

Heloisa Chaney	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital U.S. LLC; Subsidiary of Blantyre Capital Limited	United States

CUSIP No. 635309206

SCHEDULE VII

BSSF II IRELAND DAC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mark Fitzgerald	1 Pear Tree Field Galloping Green North Blackrock Co. Dublin Ireland	Director	N/A	Ireland

Eoin Redmond	Castlerock Newtownpark Avenue Co. Dublin A94 T9V4 Ireland	Director	Carne Group; Corporate Governance Services Company	Ireland

Heloisa Chaney	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital U.S. LLC; Subsidiary of Blantyre Capital Limited	United States

CUSIP No. 635309206

SCHEDULE VIII

BSSF III DAC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Mark Fitzgerald	1 Pear Tree Field Galloping Green North Blackrock Co. Dublin Ireland	Director	N/A	Ireland

Eoin Redmond	Castlerock Newtownpark Avenue Co. Dublin A94 T9V4 Ireland	Director	Carne Group; Corporate Governance Services Company	Ireland

Katrina West	c/o Blantyre Capital Limited 52 Jermyn Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital Limited; Investment Advisor	United Kingdom